Exhibit 99.1

Blanket Gold Mine in Zimbabwe achieves record daily production.

Toronto, Ontario – September 8, 2011: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to report that the Blanket Gold Mine (“Blanket”) in Zimbabwe has broken its underground production record.

On 6th September 2011, Blanket’s No 4 Shaft hoisted 1,220 tonnes of ore and a further 141 tonnes of ore were hoisted via the Lima Shaft. This daily total ore production of 1,361 tonnes is significantly higher than Blanket’s target of 1,000 tonnes of ore per day and represents a new underground mining record for the mine, for which production records date back to 1906.

Commenting on this news, Stefan Hayden, Caledonia’s Chief Executive said: “This is a tremendous achievement by the management and employees at Blanket, who are to be heartily congratulated and bodes well for Blanket achieving its future production targets.”

For more information, please contact:

Caledonia Mining	Collins Stewart Europe Limited
Mark Learmonth	John Prior / Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc
John Boidman: jboidman@renmarkfinancial.com
Dustin Buenaventura: dbuenaventura@renmarkfinancial.com
Tel: +1 514 939 3989 or +1 416 644 2020
www.renmarkfinancial.com